January 12, 2005

Mail Stop 0409

Jonathan Levine
President
Panoshan Marketing Corp.
Suite 400, 715 - 5th Avenue S.W.
Calgary, Alberta  T2P 2X6, Canada

Re:	Panoshan Marketing Corp.
      Amendment No. 1 to Registration Statement on Form F-1 Filed
December 17, 2004
      Amendment No. 2 to Registration Statement on Form F-1 Filed
December 27, 2004
      Registration No. 333-118576

Dear Mr. Levine:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us supplementally whether Puroil is a registered broker/dealer. If not, please provide us with an analysis as to why
Puroil`s activities would not require that it register as a broker/dealer under Section 15(a) of the Securities Exchange Act of
1934 or tell us what exception or exemption from registration it is relying upon.

Generally, Section 15(a) of the Exchange Act makes it unlawful for a broker or dealer "to effect any transactions in, or to induce or attempt to induce the purchase or sale of, any security (other than an exempted security or commercial paper, bankers` acceptances, or commercial bills) unless such broker or dealer is registered" with the Commission pursuant to Section 15(b) of the Exchange Act. Unless an exception or an exemption applies, under Section 3(a)(4) of the Exchange Act, "any person engaged in the business of effecting transactions in securities for the account of others," is a "broker," and under Section 3(a)(5) of the Exchange act, "any person engaged in the business of buying and selling securities for such person`s own account through a broker or otherwise," is a "dealer." Effecting transactions in securities includes participating in such transactions "at key points in the chain of distribution." Such participation includes, among other activities, assisting an issuer to structure prospective securities transactions, helping an issuer to identify potential purchasers of securities, and soliciting securities transactions. Factors indicating that a person is "engaged in the business" of effecting securities transactions include, among others, receiving compensation related to transactions in securities. Please tell us to what extent, if any, Puroil is involved in the activities noted above.

2. We have reviewed your response to Comment No. __ from our initial comment letter in which we requested an analysis as to why Puroil is not an investment company pursuant to the Investment Company Act of
1940. Your response focused exclusively on the definition of an investment company found in Section 3(a)(1)(A) and (B) of the `40 Act. Please separately provide an analysis as to why Puroil is not an investment company pursuant to Section 3(a)(1)(C) of the `40 Act which focuses on the nature of the assets held by Puroil.

3. Where you discuss Puroil`s business, please also disclose the following:

* The names of the other subsidiaries of Puroil, the date of formation of such subsidiaries and how Puroil has come to its current relationship and ownership position with each of these companies; and,
* The extent to which Puroil has committed to provide capital to Panoshan and the extent to which Panoshan is dependent upon the Management Agreement with Puroil.

Cover Page

4. We refer to the initial sentence on the cover page that all of the securities being registered are being offered by Puroil. Please revise to indicate that the shares underlying the warrants are being offered by Panoshan. Please make corresponding changes to (c) in the fifth paragraph to clarify that the registration statement does not cover the registration and distribution by Puroil of the shares underlying the warrants.

5. The second and fourth paragraphs on the cover page appear to be largely duplicative. Please revise to combine these two paragraphs.

6. We refer to your disclosure regarding your intention to apply for quotation on the over-the-counter bulletin board. Please revise to indicate that a market maker would have to apply on the company`s behalf in order to have the common stock quoted on the over-the-counter bulletin board.

Summary

7. Your summary as written is very difficult to read since each paragraph appears to discuss separate and disjointed information. Please revise the summary so that it can be easily read and understood and combine the information in the summary with the information in the Q&A`s on page 4. For example, there is no clear discussion of the nature of the proposed offering until page 2 and the Q&A`s. In addition, you use defined terms such as "Offered Securities" without first defining them. Finally, your summary contains very little information about the registrant, Panoshan Marketing Corp.

8. We have reviewed your response to Comment No. 23 from our initial comment letter, and we re-issue the comment. Specifically, we asked why you believe that the negotiations between Puroil and the Class C stockholders were conducted at arms-length. We do not understand your response that Mr. Durward was negotiating with a class of stockholders that had not yet been constituted. It appears that these same individuals and entities were already Class C Preferred stockholders of Puroil at the time of the negotiations. If true, please tell us why you believe this existing relationship had no impact on the arms-length nature of the negotiations. As part of your response, please tell us the nature of the affiliations, if any, between Puroil, Mr. Durward and the individual Class C Preferred stockholders.

9. Please revise your disclosure in the fourth and fifth paragraphs to move the information from page 2 regarding the ratio of shares of
Panoshan to be distributed to Class C Preferred stockholders and common stockholders of Puroil and to eliminate the redundant disclosure.

10. We refer to your statement that "the Company relies solely on
Mr.
Durward to determine the necessary time required and when that time
is required."   Please disclose that, despite having no commitment
to
provide time or services to Panoshan, that Puroil receives a monthly consulting fee of $1,000 and sales commissions of 20%.

11. Please combine the information found under the heading, "Summary," on page 2 with the information found under the heading, "Summary," on page 1 and eliminate the redundant disclosure.

Summary Financial Information, page 3

12. In your next amendment, expand your summary financial information to include any interim periods for which financial statements are presented. Refer to Item 3.A.1. of Form 20-F.

Questions and Answers Regarding This Distribution

	Q3:  Why is Puroil Technology effecting the Distribution?,
page
4

13. Please revise here and throughout to disclose that a public market in Panoshan shares will benefit Mr. Durward, and disclose the ownership interest that Mr. Durward has directly and indirectly in Panoshan and Puroil.

	Q4:  What is the tax effect of the Distribution?, page 4

14. In light of the fact that Puroil has no current or accumulated earnings and profits, please disclose the effect this has on shareholders who receive common stock in the distribution. Your current answer to the question fails to discuss what the actual tax effect will be to stockholders.

Risk Factors

	Lack of management experience in the proposed business of
Panoshan may result in 	unsatisfactory performance or complete
failure of Panoshan, which may result in the loss 	of your
investment, page 5

15. Please clarify whether management has "limited" experience marketing products to foreign companies as you state in the risk factor discussion or a "lack" of experience in marketing products to foreign companies as you state in the risk factor heading.

	Our business may not generate sufficient revenues and profits to
cover expected 	expenditures in the foreseeable future.
Additional funds may be needed and may not be 	available under
reasonable terms, or at all, page 5

16. Please quantify your capital needs for the next twelve months in order to achieve your business plan.

	Other companies are already engaged in our proposed business
and
we expect that more 	companies may enter this market in the
future as the potential becomes evident, which 	may make it
difficult for us to compete or survive, page 6

17. Your discussion under this heading focuses exclusively on the types of companies that may enter your industry. Please also include a discussion of the competitive environment that currently exists. In this regard, we note your statement that other companies are currently engaged in your proposed business.

	There is no market for the common stock and none may ever
develop, so any investor 	may lack a market for and liquidity
in
the shares, page 8

18. Please disclose that there are no listing standards for companies whose securities trade on the Pink Sheets.

	Potential future sales pursuant to Rule 144 could result in
significant additional numbers 	of shares being available for
sale
on the open market, which could have a depressing 	effect upon
the price of our common stock, should a market for the stock ever
develop, 	page 8

19. Please disclose when the shares held by affiliates (all of your shares except for the shares to be distributed by this prospectus) will be eligible to be resold under Rule 144 subject to volume and manner of sale limitations.

Use of Proceeds, page 10

20. Please expand your disclosure to describe the intended uses of proceeds received as a result of potential exercises of warrants.
"General corporate working capital" does not provide sufficient detail to investors.

Determination of Offering Price, page 10

21. Please revise to list the factors you used in arriving at the $0.10 price for resales of your common stock. We note your statement that a factor was, "the risk associated with the funding of a start-up company as perceived by Puroil`s management;" however, this appears to indicate that Puroil, not Panoshan, determined the offering price. In addition, was the sole determinant in arriving at the offering price the fact that selling shareholders would receive, in the aggregate, a premium over the amount provided by Puroil? Please revise or advise.

Selling Shareholders, page 11

22. We note from your response to Comment No. 59 that you have aggregated the common shares, the warrants and common shares underlying the warrants under one heading, "Units." Since there is no discussion of this in the prospectus, your current disclosure is confusing to investors. Please revise to provide information as to the specific securities held by each selling stockholder.

23. Please identify which selling stockholders are Series C
Preferred
stockholders of Puroil.

24. Please revise the column heading "Units Held Post-Distribution" to clarify that these are the shares that will be held after the sale of these shares by these selling shareholders as distinguished from the amount to held after these shares have been distributed to them by Puroil. In addition, please revise to fill in the column entitled, "% of Outstanding Shares Held" based on the disclosure you have provided on page 36 regarding the Series C Preferred stockholders.

Plan of Distribution, page 14

25. We note your response to Comment No. 63; however, we note that a reference to Class A preferred stock remains on the top of page
14.
Please revise.

26. We refer to your statement that Class C Preferred stockholders will receive 5,400 shares of Panoshan common stock for each Class C
Preferred share held. This does not appear to be consistent with your disclosure on page 2 that the ratio will be 800 shares of Panoshan common stock for each share of Class C Preferred stock held.
Please revise.

Material Relationships, page 15

27. Please disclose that not only do you and SRI have a common director, but that your President is also the President of SRI.

Directors, Executive Officers, Promoters and Control Persons, page
17

28. We note the statement that Mr. Kolacy has served as Administrative Vice President for CanAm Capital Corporation, where he oversees all administrative functions of Panoshan. Please revise to describe the nature of the business of CanAm Capital and the relationship, including contracts, with Panoshan.

Description of Securities, page 19

29. We note that the company has the right to redeem any or all of the outstanding shares held by shareholders at an amount fixed by resolution of the Board of Directors at the time that the shares were issued. Please disclose the Redemption Amount of the shares subject to this registration statement.

30. It appears that the redemption provisions outlined in this section may constitute an issuer tender offer. Please provide us with an analysis of the applicability of the issuer tender offer rules found in Rule 13e-4 and Section 14E of the Securities Exchange
Act of 1934 to your redemption program.

Description of Business

31. Please disclose the owner of the United States patent on the PC
Weasel and indicate whether the owner is affiliated with SRI or Panoshan as well as the nature of the affiliation, if any.

	The Marketing License Business, page 30

32. Please tailor the disclosure found in the bullet points under this heading to your proposed business. We note, for example, that the definition of the Channel Marketing method that you provide indicates that this is typically undertaken by unrelated parties.

33. We have had an opportunity to review the www.realweasel.com website. Currently, there is no mention of Panoshan as a distributor of the PC Weasel product. Please advise us to the reasons for this omission.

34. Please clarify whether the license you received from SRI grants you the exclusive rights to market the PC Weasel product in Asia.

	Marketing Trends in the High Tech Environment and Related
Risks,
page 33

35. Please clarify whether the "hit ratio" merely refers to the percentage of responses that were received or whether it refers to any other measurement. In addition, please briefly discuss the contents and results of the survey. Finally, clarify whether the recipients of the survey are all purchasers of the PC Weasel.
Your
description of them as "previous customers" is unclear since Panoshan has not yet commenced operations.

Management`s Discussion and Analysis, page 35

36. We note your statement that the company has approximately
$40,000
in cash and monthly fees of approximately $1,500 which enables it to operate for the next twelve months without raising additional capital. This does not appear to take into account the approximately
$30,000 that will be paid in connection with this offering. In addition, this does not appear to be consistent with your disclosure on page 28 that you estimate your monthly operating costs to be approximately $25,000 commencing in November 2004. Please revise to address this apparent inconsistency and to include the offering expenses in your discussion of your capital needs for the next twelve months in order to achieve your business plan.

37. Tell us how the items that you have listed on page 35 are critical accounting estimates that bear the risk of change because, for example, of uncertainty associated with the estimate or difficulty in valuing or measuring such item Based on your response and items listed, you may not currently have any critical accounting policies. Please advise or revise as appropriate.

38. Please disclose whether you plan to open any offices in Asia in order to market the PC Weasel or discuss how you intend to effectively market the product without offices in Asia.

Executive Compensation, page 37

39. Please disclose whether you have any employment agreements.
Further, we note your statement that no executive officer or director is expected to earn in excess of $50,000 in the near future.
Please
revise to explain what you mean by near future.

Notes to Financial Statements

Note 1. - Organization and summary of significant accounting policies, page F-8

40. Expand your policy related to your accounting for the valuation of intangible assets to indicate that SFAS 142 requires that acquired intangible assets shall be initially recognized at fair value. Additionally, please disclose your accounting for the marketing rights purchased from SRI as stated in your response.

Exhibits

41. We re-issue Comment No. 91 from our initial comment letter.
We
are unable to locate your Bylaws on EDGAR. Please revise or advise.

42. We refer to the Marketing Rights Agreement, the Management
Agreement and the Postponement Agreement that you filed as exhibits to the registration statement. It does not appear that any of the agreements were filed in executed form. Please re-file executed copies of the agreements.

43. Please file your legal opinion as an exhibit to the registration statement or provide us with a copy of the draft opinion so that we have an opportunity to review it.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Eric McPhee at (202) 824-5419 or Donna
DiSilvio,
Branch Chief, at (202) 942-1960 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton, Attorney-Advisor, at (202) 942-1971 or me at
(202) 942-1960 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief

cc:	W. Scott Lawler, Esq. (via facsimile)
	Lawler & Associates
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Panoshan Marketing Corp.
Page 9